DC

No Act
P.E. 1-13-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016603

March 7, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

Re: Intel Corporation
Incoming letter dated January 13, 2003

Dear Mr. Mueller:

This is in response to your letter dated January 13, 2003 concerning the shareholder proposal submitted to Intel by Chris Scumas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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rmueller@gibsondunn.com

January 13, 2003

Direct Dial
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(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposals of Chris Scumas*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Stockholders Meeting (collectively, the "2003 Proxy Materials") 18 stockholder proposals and a supporting statement (each a "Proposal" and collectively the "Proposals") received from Chris Scumas (the "Proponent").

The Proposals are 18 separately numbered and distinct requests. These 18 Proposals require the Company to make a number of changes to many different aspects of its business, including, among others, changes to its employee compensation structure, employee benefit plans, accounting policies and director compensation. The full text of the Proposals is attached hereto as Exhibit A. On behalf of our client, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposals from the 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposals are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and its exhibits to the Proponent, informing the Proponent of the Company's intention to exclude the Proposals from the 2003 Proxy Materials. Intel intends to file its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after April 3,

2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Intel intends to file its definitive proxy statement and form of proxy with the Commission.

BASES FOR EXCLUSION

We believe that the Proposals may be excluded from the 2003 Proxy Materials pursuant to the following rules:

- Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Intel's request for the required relevant information;
- Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to Intel for inclusion in Intel's 2003 Proxy Materials and did not revise its letter to include only one proposal in response to Intel's request that the Proponent comply with the "one proposal" requirement;
- Rule 14a-8(i)(1), because the Proposals, unless revised, are not a proper subject for action by stockholders under the laws of the state of Delaware;
- Rule 14a-8(i)(7), because the Proposals concern Intel's ordinary business operations; and
- Rule 14a-8(i)(3), because the Proposals contain false and misleading statements in violation of Rule 14a-9.

I. Under Rule 14a-8(b) and Rule 14a-8(f)(1), the Company May Exclude the Proposals Because the Proponent Failed to Establish the Requisite Eligibility To Submit the Proposals.

Under Rule 14a-8(f)(1), the Company believes that it may exclude the Proposals because the Proponent did not substantiate the Proponent's eligibility to submit the Proposals under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent did not include evidence demonstrating satisfaction of Rule 14a-8(b) with the Proponent's October 7, 2002 letter to Intel accompanying the Proposals. *See* Exhibit A. Accordingly, in a letter dated October 21, 2002, which was sent within 14 days of Intel's receipt of the Proposals, Intel informed Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constituted sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of receiving Intel's letter. *See* Exhibit B. Intel's October 21 letter was sent to the Proponent via overnight delivery, and Intel has confirmation from the courier company that the Proponent received the letter on October 22, 2002. *See* Exhibit C. The Proponent did not respond to Intel's letter within 14 days of its receipt and, in fact, has not responded as of the date of this letter, over 61 days after Intel's records show that the Proponent received Intel's letter.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Intel satisfied its obligation under Rule 14a-8 through its October 21 letter to the Proponent, which explicitly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent's response had to be postmarked within 14 days after receiving Intel's letter.

The Staff has granted no-action relief under Rule 14a-8(f) with respect to this same Proponent and Proposal to two companies. *See Hewlett Packard Co.* (avail. Dec. 27, 2002) (stating that "[w]e note that the proponent appears not to have responded to Hewlett-Packard's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."). *See also Motorola Inc.* (avail. Dec. 23, 2002).

More generally, on numerous occasions the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and (f)(1). *See Pinnacle West Capital Corp.*, (avail. Feb. 29, 2000) (where the Staff stated that "[t]here appears to be some basis for your view that Pinnacle West may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Pinnacle West's request for documentary support indicating that the proponent satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b).") *See also Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corporation* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001).

Furthermore, although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. *See, e.g., Sysco Corporation* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. Apr. 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). We do not believe that an extension of the response period is warranted in the present case because Intel's October 21 letter notifying the Proponent of the need to present satisfactory evidence supporting the Proponent's beneficial ownership of Intel's stock fully complied with the requirements of Rule 14a-8(f)(1): Intel furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency, and provided the notice in a timely fashion. The Proponent failed to provide Intel with satisfactory evidence of the requisite beneficial ownership; in fact, he did not even respond to Intel's request at all. Accordingly, we believe that the Company may exclude the Proposals under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Under Rule 14a-8(c) and Rule 14a-8(f)(1), the Company May Exclude the Proposals Because the Proponent Has Submitted More than One Proposal for Inclusion in the 2003 Proxy Materials.

Under Rule 14a-8(f)(1), the Company believes that it may exclude the Proposals from the 2003 Proxy Materials because the Proponent submitted more than one proposal to Intel for inclusion in the 2003 Proxy Materials, thus failing to meet the requirements of Rule 14a-8(c). Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of 18 separate and distinct proposals rather than just one proposal.

The Staff consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). *See, e.g., American Electric Power Co., Inc.* (avail. Jan. 2, 2001); *First Federal Bankshares, Inc.* (avail. Sept. 18, 2000); *IGEN International, Inc.* (avail. Jul. 3, 2000); and *Fotoball USA, Inc.* (avail. May 6, 1997). In *Fotoball*, the Staff granted the company's no-action request with respect to the exclusion of several distinct stockholder proposals requiring minimum director shareholdings, paying directors in stock or options, and prohibiting non-employee directors from performing other services for the company. And, in *IGEN International*, the company was permitted to exclude seven separate proposals covering a wide range of unrelated issues.

In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. *See* Exchange Act Release No. 12,999 (November 22, 1976). For example, in *Computer Horizons Corp.* (avail. Apr. 1, 1993), a stockholder submitted a proposal recommending that the board modify or terminate each plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Since the elements of this proposal all related to the single concept of eliminating anti-takeover defenses, they were deemed to constitute one proposal. *See also Lockheed Corp.* (avail. Mar. 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal).

Unlike the proposals at issue in *Computer Horizons* and *Lockheed*, the Proposals submitted by the Proponent are not related to a specific, single, well-defined unifying concept and are more analogous to the proposals in *Fotoball* and *IGEN International*. For example, the concept of hiring bonuses for employees (Proposal 6) is distinct and unrelated to the concept of stock repurchase programs (Proposal 8). Similarly, the concept of eliminating the use of "so called pension fund profits to bolster the bottom line" (Proposal 16) is distinct and unrelated to the concept of eliminating "golden parachutes" (Proposal 5). Thus, Proponent's Proposals consist of more than one proposal in violation of Rule 14a-8(c).

Pursuant to Rule 14a-8(f)(1), in its letter dated October 21, 2002, Intel informed the Proponent of the requirements of Rule 14a-8(c), informed Proponent that it would need to revise its letter of October 7 to include only one proposal, and indicated that the Proponent's response had to be postmarked within 14 days of receiving of Intel's letter. *See* Exhibit B. Intel's October 21 letter was sent to the Proponent via overnight delivery, and Intel has confirmation from the courier company that the Proponent received the letter on October 22, 2002. *See* Exhibit C. As previously discussed, the Proponent has not responded as of the date of this letter.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to cure the procedural deficiencies to satisfy the "one proposal" requirements of Rule 14a-8(c), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. *See Texaco* (avail. Jan. 16, 2001) (stating that "[w]e are unable to concur in your view that Texaco may exclude the second proposal under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Texaco did not request that the proponent reduce the proposals to cure the deficiency as required by rule 14a-8(f)." (*emphasis added*))

Intel satisfied its obligation under Rule 14a-8 (as articulated in *Texaco*) through its October 21 letter to the Proponent, which:

- explicitly stated the "one proposal" requirements of Rule 14a-8(c);
- requested that the Proponent revise its letter to reduce the number of proposals to one proposal in order to cure the deficiency as required by Rule 14a-8(f); and
- explicitly stated that the Proponent's response had to be postmarked within 14 days after receiving Intel's letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to satisfy the procedural requirements of Rules 14a-8(c) and (f)(1) where the company satisfies its notice obligation by informing the proponent of the procedural deficiency. *See, e.g., Fotoball USA, Inc.* (avail. Apr. 3, 2001) (stating that "a shareholder proposal, which relates to the sale of [the] company, directors independence and the formation of a shareholder advisory committee, may be omitted from the company's proxy material under rules 14a-8(c) and (f) where the proponent exceeded the one proposal limitation."); *American Electric Power Co., Inc.* (avail. Jan. 2, 2001) (stating that "a shareholder proposal, which relates to the tenure, meetings and compensation of [the] company's board of directors, may be omitted from the company's proxy material under rule 14a-8(c) and (f) because the proponent exceeded the one proposal limitation."); and *IGEN International, Inc.* (avail. Jul. 3, 2000) (stating that "[s]even shareholder proposals, which concern increasing the number of board members and other matters, may be omitted from the company's proxy material under rule 14a-8(f). The staff particularly notes that the proponent submitted more than one proposal and so exceeded the limitation in rule 14a-8(c), and that the proponent failed to reduce the number of proposals upon the company's request.")

Accordingly, we believe that the Company may exclude the Proposals under Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proposals consist of multiple unrelated proposals and the Proponent failed to revise its letter to reduce the number of proposals to one. Allowing the Proponent to include 18 separate proposals in the 2003 Proxy Materials under the guise of one proposal would undermine the purpose of Rule 14a-8(c).

III. The Company Believes that the Proposals May Be Excluded or Should Be Revised under Rule 14a-8(i)(1) Because the Proposals are Not a Proper Subject for Action By Stockholders under the Laws of the State of Delaware.

The Company believes that it may exclude the Proposals or, in the alternative, that the Proponent should revise the Proposals under Rule 14a-8(i)(1) because the Proposals are not a proper subject for action by stockholders under the laws of Delaware, the jurisdiction of the Company's organization. The Proposals are phrased in mandatory rather than precatory language, and would seem to require the Company to take certain actions. Specifically, the Proposals state "that shareholders mandate that the Board of Directors take the following action." The Proponent's letter then lists the 18 proposed items, which include mandates that the board of directors "[e]liminate all future stock options," "[l]imit severance payments," and "place a lid on executive salaries." *See* Exhibit A, Proposals 1, 3 and 15, respectively. In addition, Proposal 17 mandates that in the event the Company's stock price drops as a result of accounting improprieties, the "top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement . . . shall resign immediately . . . ."

A. Delaware Law

Intel is a Delaware corporation and is therefore subject to the Delaware General Corporation Law (the "DGCL"). Section 141(a) of the DGCL vests management of the business and affairs of Intel in its board of directors, except as otherwise provided in Chapter 1 of the DGCL or Intel's certificate of incorporation. *See* 8 Del. C. § 141(a) (2002); *see also McDonald's Corporation* (avail. Mar. 13, 2001) (citing *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.") and *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law . . .

[as] codified in 8 Del. C. §141(a), . . . the business and affairs of a Delaware corporation are managed by or under its board of directors.").

Intel's restated certificate of incorporation does not permit any governing body, other than Intel's Board of Directors, to manage the business and affairs of Intel. The Proposals, however, would mandate specific actions by Intel's stockholders in areas that fall squarely within the scope of the rights and duties conferred on Intel's Board of Directors under the DGCL.

Accordingly, while not admitted to practice law in the State of Delaware, I am generally familiar with the DGCL, and, in my opinion, the Proposals are not a proper subject for action by Intel's stockholders under the laws of the State of Delaware. Therefore, the Proposals may be properly omitted from Intel's 2003 Proxy Materials under Rule 14a-8(i)(1).

B. SEC No-Action Letter Precedent

The Staff has consistently concurred that a stockholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Phillips Petroleum Co.* (avail. Mar. 13, 2002) (stating a stockholder proposal, which proposes an increase of 3% of the annual base salary of the company's chairman and other officers, may be omitted from the company's proxy material under rule 14a-8(i)(1) as an improper subject for stockholder action under applicable state law, if the proponent does not provide the company, within seven days after receipt of the staff's response, with a proposal recast as a recommendation or request); *France Growth Fund, Inc.* (avail. Apr. 6, 2001) (stating a stockholder proposal, which requests that the company's by-laws be amended to reflect that stockholders entitled to cast not less than 5% of all the votes entitled to be cast at the annual meeting may request a special meeting of stockholders, and that the amendment may not be further altered or repealed except by stockholder vote, may be omitted from the company's proxy material under Rule 14a-8(i)(1) where the proposal is not a proper subject for action under the laws of the jurisdiction of the company's organization, provided the proponent does not submit a revised proposal, within seven calendar days of the receipt of the staff's response, recast as a recommendation or request); and *Community Bancshares, Inc.* (avail. Mar. 15, 1999) (stating that a proposal may be omitted under Rule 14a-8(i)(1) where the company's counsel has shown that the proposal is inconsistent with Section 141(a) of the Delaware General Corporation Law.)

The above precedent is supported by the note to paragraph (i)(1), which states in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) states that: "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Proposals submitted by the Proponent are phrased in mandatory language. As mentioned above, the Proposals state "that shareholders *mandate* that the Board of Directors take the following action" (emphasis added). The Proponent's letter then lists the 18 proposed items. By mandating that the Company's board of directors take certain actions (as enumerated in the 18 Proposals attached as Exhibit A), the Proposals infringe on powers exclusively invested in the Company's board of directors pursuant to DGCL Section 141(a). *See, e.g., ICN Pharmaceuticals, Inc.* (avail. Apr. 4, 2001) (stating that "a shareholder proposal, which instructs [the] company's board of directors to arrange for the prompt sale of the company to the highest bidder by means of an auction, may be omitted from the company's proxy material under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law.")

C. Conclusion

For the reasons set forth above, the Company believes the Proposals are excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, we believe that the Staff should require the Proponent to revise the Proposals as a recommendation or request. However, as indicated in Sections I and II above, the Proponent has not responded to Intel's letter informing the Proponent of the deficiencies of the Proposals.

IV. Under Rule 14a-8(i)(7), the Company May Exclude the Proposals Because the Proposals Micromanage the Company's Operations under the "Ordinary Business" Rule Analysis.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.,* significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come

> into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release").

The Proposals should be omitted from the Company's 2003 Proxy Materials because they impermissibly micro-manage the Company's ordinary business operation.

A. General Compensation Matters

A majority of the 18 Proposals mandate changes in the Company's compensation policies for all rank-and-file employees, including hiring bonuses, employee stock option grants, employee bonuses and severance arrangements. *See* Exhibit A, Proposals 1, 2, 3 and 6.

The Proposals do not apply only to the compensation and options granted to executives and directors; rather, they would affect the manner in which the Corporation administers all employee compensation. A proposal aimed at general compensation matters concerning all employees relates to the conduct of the company's ordinary business operations, and is thus excludable under Rule 14a-8(i)(7). In *AT&T Corp.* (avail Feb. 9, 2000), a stockholder proposal requested that the company "limit shares that the CEO, directors and corporations [sic], and their immediate families may own; limit stock options; and offer stock options to all AT&T company employees." The company took the position that the proposal could be excluded under Rule 14a-8(i)(7) because it related to AT&T's compensation regime for all employees, not just executives and directors. The Staff concurred in exclusion on that ground. In *Central and South West Corp.* (avail. Nov. 26, 1996), a stockholder requested that the company modify all of its stock option plans so that unexercised and future options would be granted at the market price indexed for inflation. In notifying the Staff of its intention to exclude the proposal, the company noted that the proposal was not limited to executive compensation, but rather concerned options that might be granted to employees generally. The Staff permitted exclusion under Rule 14a-8(i)(7), noting that the proposal concerned "general compensation matters."

The Proposals include mandates to "[e]liminate all future stock options and rescind all stock options that have not been exercised"; "[e]liminate all hiring bonuses"; "[e]liminate loans to any member of the corporation, and recall all those that have been granted"; "[e]liminate the repurchase of stock from any member of the Corporation"; "[e]liminate any reversal of the 'strike prices' of existing stock options"; and "[l]imit severance payments to not more than two years salary for all employees." Accordingly, the Company believes that the Proposals are excludable under Rule 14a-8(i)(7) because they involve general compensation matters applicable to all employees.

B. Choice of Accounting Methods

The Proponent's Proposal 16 impermissibly micro-manages the Company's accounting policies by mandating the elimination of "the use of so called pension profits to bolster the bottom line." *See* Exhibit A, Proposal 16. The Staff has consistently concurred that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In *Conseco, Inc.* (avail. Apr. 18, 2000), stockholders requested that a committee of the company's board of directors develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending. The stockholders expressed concern over possible losses from inadequate risk analysis. The Staff permitted exclusion under Rule 14a-8(i)(7) because the proposal involved "accounting methods and the presentation of financial statements in reports to shareholders." In *The Travelers Group Inc.* (avail. Feb. 5, 1998), a stockholder requested that the company adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7) "because it relate[d] to the Company's ordinary business operations (i.e., accounting methods)." Similarly, in *Potomac Electric Power Company* (avail. Mar. 1, 1991), a stockholder proposal requested that the company amend its financial statements to account for contingent liabilities to which the Proponent believed the company was exposed. The Staff permitted exclusion of the proposal "since it deal[t] with a matter relating to the conduct of the Company's ordinary business operations (i.e., the accounting policies and practices of the Company)."

Since the Proponent's Proposal 16 mandates the Company adopt a particular accounting method for "pension profits," the Proposals should be omitted under Rule 14a-8(i)(7) as relating to the conduct of the Company's ordinary business operations.

C. "Executive" Compensation Issues

In addition, several of the Proponent's other Proposals relate to compensation for "executives" by seeking to eliminate a variety of compensation arrangements for employees, executives and directors of the Company. For example, the Proponent's Proposals mandate that "[d]ue to the excess salaries granted to Corporate America, [the Company] place a lid on executive salaries of more than one (1) million dollars until their pay reaches ten (10) times the average corporate wage. Thereafter their wages can be increased in keeping with the merit increase system . . ." *See* Exhibit A, Proposal 15. The "merit increase system" mandated by the Proposals would require the Company to "[e]liminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level." *See* Exhibit A, Proposal 2.

We recognize that since 1992, executive compensation matters generally are not excludable under the first prong of the Staff's Rule 14a-8(i)(7) analysis, which concerns the subject matter of stockholder proposals. *See Baltimore Gas and Electric Co.* (avail. Feb. 13,

1992) (finding that "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."). Thus, under the Staff's position in *Baltimore Gas and Electric Company* and subsequent letters a proposal cannot be excluded as ordinary business solely because it involves executive compensation. However, that does not mean every proposal addressing executive compensation automatically falls outside the realm of Rule 14a-8(i)(7). As stated in the 1998 Release, the fact that a proposal addresses a significant social policy issue only means "generally" that it is not excludable. Nevertheless, proposals that micromanage companies remain excludable under the second prong of the Staff's Rule 14a-8(i)(7) analysis.

The Proposals are examples of stockholder proposals that, although touching upon executive compensation, do not relate to a significant policy issue and instead seek impermissibly to micromanage a company. For example, the Proposals extend beyond requesting that incentive-based executive compensation be eliminated in favor of a merit-based system, specifying that the merit-based system should be based on a formula allowing for "not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level". Exhibit A, Proposal 2. In other words, the Proposals specify that a *specific* type of compensation scheme (merit-based) must be administered in a *specific* way (the proposed 20%-15% formula). This level of specificity reaches far beyond that needed to further a broad policy goal relating to merit-based executive compensation, and instead seeks to micromanage the board of director's responsibility for determining how best to implement executive compensation arrangements. As such, the Proposals "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release.

The determination that executive compensation is a significant policy issue negates only the first prong of the ordinary business exclusion, namely, that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* the 1998 Release. There remains, however, the second prong of the Staff's analysis under Rule 14a-8(i)(7) regarding "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* There is a point at which a shareholder proposal relating to executive compensation, although addressing "significant policy issues," is so particular that it micromanages a company's executive compensation decisions.

The Staff consistently permits the exclusion of stockholder proposals that go beyond addressing a policy issue and instead seek to micromanage a particular aspect of a company's activities. For example, the Staff generally does not grant no-action relief on ordinary business grounds where stockholder proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., General Mills, Inc.* (avail. June 25,

1998); *Aluminum Co. of America* (avail. Dec. 19, 1997) (stockholder proposals requesting that companies refrain from making any charitable contributions). Notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] [c]ompany's ordinary business operations," the Staff permits the omission of stockholder proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to specific charitable donees. *AT&T Corp* (avail. Feb. 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the [c]ompany's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of charitable organization"). *See also Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a stockholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans."); *Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (permitting exclusion of a stockholder proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes). Similarly, the distinction should be maintained between those stockholder proposals that generally deal with executive compensation (such as those requiring stockholder approval of executive equity compensation plans), and those that micromanage the company by advocating specific formulas for executive compensation (such as the Proposals).

Because these Proposals would micromanage Intel's compensation decisions by requiring a specific type of compensation (merit-based) be tied to a specific formula (bonus cap of 20% for employees and 15% for executives), they may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

D. Termination of Employment

Two of the Proposals relate to the termination of the employment of certain Intel employees: Intel's top five executives (Proposal 17) and Intel's CEO (Proposal 18). The Staff consistently has taken the position that Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal to terminate or dismiss executive officers, as such a proposal would have an immediate and significant impact on the ordinary business operations of the corporation. *See Norfolk Southern Corporation* (avail. Feb. 1, 2001).

In *Norfolk Southern*, the company sought to exclude a stockholder proposal requesting its board to "remove the [company's] current top management" and "immediately commence a search for qualified [individuals]" to replace management. Norfolk Southern argued that a precipitous discharge of its senior management would have an immediate and significant effect on "the ordinary business operations of the company," and that the stockholder proposal was properly excludable from its proxy materials under Rule 14a-8(i)(7). The company also noted that the appointment and removal of management is a business matter particularly reserved to the discretion of the board of directors. The Staff concurred, stating that "[t]here appears to be some basis for your view that Norfolk Southern may exclude the proposal under 14a-8(i)(7), as relating to its ordinary business operations (i.e., the termination, hiring, or promotion of employees)."

In *Spartan Motors, Inc.* (avail. Mar. 13, 2001), the Staff concluded that a proposal requesting the board to remove the company's chief executive officer and begin an immediate search for a replacement was excludable because it related to ordinary business operations. In reaching its conclusion, the Staff noted that the proposal involved ordinary business operations because it related to the "termination, hiring, or promotion of employees." Similar proposals directing or requesting the board to replace or remove the company's chief executive officer have all been found to deal with the company's ordinary business operations and, therefore, to be excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). *See also Wachovia Corporation* (avail. Feb. 17, 2002) (proposal directing the board of directors "to seek and hire a competent CEO within a six-month period," thereby resulting in the termination of the current CEO's employment if implemented); *Wisconsin Energy Corporation* (avail. Jan. 30, 2001) (proposal requesting the board to seek the resignation of the company's CEO and president was properly excludable as relating to ordinary business operations); and *U.S. Bancorp* (avail. Feb. 27, 2000) (proposal mandating the removal of U.S. Bancorp's officers, including its chief executive officer, excludable because it relates to the company's ordinary business operations).

Proposals 17 and 18 mandate that the named executives immediately resign upon the occurrence of certain events. Therefore, Intel believes that these Proposals, like those cited above, are excludable as they interfere with Intel's ordinary business operations in violation of Rule 14a-8(i)(7).

V. Under Rule 14a-8(i)(3), the Company May Exclude the Proposals Because the Proposals Contain False and Misleading Statements in Violation of Rule 14a-9.

In addition to the bases set forth above, the Company believes that it may exclude the Proposals under Rule 14a-8(i)(3) because they contain numerous vague and indefinite statements, in violation of Rule 14a-9. SLB No. 14 states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing stockholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposals contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise vague and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the

Proposals should be excluded in their entirety because of the numerous vague and misleading statements contained therein, we respectfully request that the Staff recommend revision of the Proposals.

For example, three of the Proponent's Proposals use the term "Corporate America" without ever defining the term. For example, one Proposal mandates elimination of "any other perks to Corporate America that have not been granted to all employees." *See* Exhibit A, Proposal 4. Another mandates the elimination of "any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy . . ." *See* Exhibit A, Proposal 12. Finally, Proposal 15 mandates that "[d]ue to the excess salaries granted to Corporate America, [the Company] place a lid on executive salaries . . ." The undefined term "Corporate America" is vague and misleading because it is unclear whether the Proponent is referring to the Company or to all corporations in the United States.

Another Proposal calls for the elimination of the "repurchase of stock from any member of the Corporation [sic]." *See* Exhibit A, Proposals 8. The phrase "member of the Corporation" is false and misleading because Intel as a corporation does not have any "members." Therefore, it is unclear who Proposals 7 and 8 are intended to affect.

In addition, several of the Proposals use the term "executive" without providing a clear and consistent definition. For example, in Proposals 2, 5, 10, 11, 13 and 15, the Proponent uses the term without indicating which of the Company's executives are affected. But, Proposal 17 mandates the resignation of the "top five Corporate executives" under certain circumstances. The lack of a consistent definition for the term "executives" renders these Proposals vague and misleading because it is unclear which employees are affected by these Proposals.

As is clear from the above discussion, the Proposals contain a number of misleading and vague statements and would require detailed and extensive editing in order to bring them into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. *See* Section E.1. of SLB No. 14. *Also see Wal-Mart Stores, Inc.* (avail. Apr. 1, 2002). Therefore, we believe that the Proposals may be omitted from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur with our conclusion that the Proposals should be excluded in their entirety because of the numerous vague and misleading statements contained therein, we respectfully request that the Staff recommend revision of the Proposals.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Intel excludes the Proposals of Chris Scumas from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Rachel Kosmal from the Intel Legal Department at (408) 765-2283.

Sincerely,

Ronald O. Mueller

ROM/kcp
Enclosures

cc: Rachel Kosmal, Intel Corporation
Chris Scumas

10653167_6.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
CHRIS SCUMAS

Chris Seumas

3 Lockwood Lane
Savannah, Ga. 31411
Tel.No: (912) 598-0607
Fax No: (912) 598-9616
seumascandh@aol.com

October 7, 2002

Corporate Secretary
INTEL Corporation
2200 Mission College Blvd
Santa Clara, CA. 95052

Annuling Corporate Perks and
Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 1600 shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. *Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.*
2. *Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*
3. *Limit severance payments to not more than two years salary for all employees.*
4. *Eliminate any other perks to Corporate America that have not been granted to all employees.*
5. *Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.*
6. *Eliminate all hiring bonuses.*
7. *Eliminate loans to any member of the corporation, and recall all those that have been granted.*
8. *Eliminate the repurchase of stock from any member of the Corporation.*
9. *Eliminate any reversal of the "strike prices" of existing stock options.*
10. *Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.*
11. *Eliminate any special retention payments to executives.*
12. *Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.*
13. *Eliminate any special monetary or other financial grants to retiring executives.*
14. *Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.*
15. *Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their*

pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. *Eliminate the use of so called pension profits to bolster the bottom line.*
17. *Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.*
18. *If any CEO pursues a merger that places the Corporation under a huge and burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.*

Respectfully submitted,

EXHIBIT B

COMPANY'S OCTOBER 21, 2002
NOTICE OF DEFICIENCIES

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

October 21, 2002

VIA FEDERAL EXPRESS

Chris Scumas
Three Lockwood Lane
Savannah, GA 31411

Re: Your stockholder proposal

Dear Mr. Scumas:

We have received your letter dated October 7, 2002, which included your stockholder proposal. There are several procedural deficiencies in your proposal that you must correct within 14 days from the date you receive this letter.

I. Proof of Continuous Ownership

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), please provide proof to us that you continuously owned at least $2,000 in market value, or 1%, of Intel's common stock for at least one year by the date you submitted the proposal. According to our records, you are not a "record holder" of your shares. Therefore, you must supply the following two items:

- A written statement from the "record" holder of your shares (usually a brokerage firm or a bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; and

- Your own written statement that you intend to continue to hold your shares through the date of the annual stockholders' meeting.

II. Number of Proposals

Pursuant to Rule 14a-8(c) of the Exchange Act, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Therefore, you must revise your letter to the extent necessary to include only one proposal. Your letter appears to contain 18 separate numbered proposals.

Again, your response to this letter must be postmarked no later than 14 days from the date you receive this letter. We look forward to speaking with you regarding your proposal.

Sincerely,

Rachel E. Kosmal
Senior Attorney

EXHIBIT C

FEDERAL EXPRESS NOTICE SHOWING DELIVERY TO THE PROPONENT OF THE COMPANY'S OCTOBER 22, 2002 CORRESPONDENCE

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Company
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 13, 2003

The proposal relates to "Annuling Corporate Perks and Restructuring Corporate Salaries."

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Intel's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Intel relies.

Sincerely,

Katherine W Hsu

Katherine W. Hsu
Attorney-Advisor